The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

[redacted]PHONE (212) 326-0600

05010138

SUPPL

July 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice Regarding Financial Results for the First Quarter of Fiscal Year 2005</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By [signature]

Name: Tsukasa Tanigawa
Title: Joint General Manager

The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH

527 MADISON AVENUE, NEW YORK, N.Y. 10022

TELEPHONE (212) 326-0600

RETURN RECEIPT REQUESTED

July 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Notice Regarding Financial Results for the First Quarter of Fiscal Year 2005

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.

4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

July. 29, 2005

Financial Results for the First Quarter of Fiscal Year 2005

The Sumitomo Trust and Banking Company, Limited ("the Bank", hereafter) announces its financial results for the first quarter of fiscal year 2005 ended June 30, 2005 and forecasts for full fiscal year 2005 ending March 31, 2006. The financial summary is stated as below.
Financial results for the first quarter of fiscal year are not audited.

Financial Results for the First Quarter of Fiscal Year 2005 <under Japanese GAAP>

First-Quarters Ended June 30	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005	2004	% change	2005
<Consolidated>				
Ordinary Income	183,527	88,796	106.7	1,659.5
Net Ordinary Income	39,094	16,997	130.0	353.5
Net Income	25,059	11,796	112.4	226.6
Total Assets	17,486,782	15,142,145	15.5	158,122.6
Total Stockholders' Equity	914,435	780,084	17.2	8,268.7
Per Share		Yen	change	U.S.Dollars
Net Income	15.04	7.69	7.35	0.14
Net Income (fully diluted)	15.04	7.08	7.96	0.14
Stockholders' Equity	548.86	467.40	81.46	4.96

First-Quarters Ended June 30	Millions of Yen, except for percentages			Millions of U.S.Dollars
	2005	2004	% change	2005
<Non-consolidated>				
Ordinary Income	127,412	84,012	51.7	1,152.1
Net Ordinary Income	34,882	14,494	140.7	315.4
Net Income	23,095	10,881	112.3	208.8
Total Assets	17,301,652	15,240,073	13.5	156,448.6
Total Stockholders' Equity	905,677	785,553	15.3	8,189.5
Per Share		Yen	change	U.S.Dollars
Net Income	13.86	7.09	6.77	0.13
Net Income (fully diluted)	13.86	6.53	7.33	0.13
Stockholders' Equity	543.60	470.89	72.71	4.92
		%	change	
Equity to Total Assets Ratio	5.2	5.2	-	

The Sumitomo Trust & Banking Co., Ltd.

July. 29, 2005

Income Forecasts for Fiscal Year 2005

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Consolidated>		
Ordinary Income	350,000	700,000
Net Ordinary Income	65,000	140,000
Net Income	37,000	80,000
	Yen	
Net Income per Share		48.02

	Millions of Yen	
	First Half Fiscal Year	Full Fiscal Year
<Non-consolidated>		
Ordinary Income	240,000	480,000
Net Ordinary Income	55,000	120,000
Net Income	33,000	72,000
	Yen	
Net Income per Share		43.22
Cash Dividends per Share	6.00	12.00

- There are no changes to income forecasts announced on May 24, 2005.
- Income forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may effect on future operating results. Actual results may differ materially from those forecasts depending on various future events.

Notes :

Basis of Presenting Financial Information

- This financial information is summarized translations of the brief financial statements and explanatory material.
- U.S. dollar amounts are converted, for convenience only, at 110.59 yen per dollar (Interbank rate in Tokyo at June 30, 2005).
- All amounts less than one million yen are presented on a rounding down basis.

Criteria for Presentation of Quarterly Financial Statements

- Adoption of simplified accounting methods : None
- Changes in the accounting policies compared with the ones applied for the latest fiscal year : None
- Changes in the scope of consolidation and application of the equity method :
  Consolidation : Newly included 3, Excluded 0
  Equity Method : Newly included 0, Excluded 0

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

Consolidated Balance Sheets

(Millions of Yen)

	Jun-05	Jun-04	Change	Mar-05
Assets:				
Cash and Due from Banks	474,141	406,457	67,683	432,183
Call Loans and Bills Bought	179,686	211,577	(31,890)	85,255
Collateral for Borrowing Securities	30,128	2,924	27,203	-
Commercial Paper and Other Debt Purchased	235,154	120,432	114,722	219,782
Trading Assets	288,721	320,561	(31,839)	282,812
Money Held in Trust	12,157	2,000	10,157	2,000
Investment Securities	5,009,224	4,465,809	543,414	4,587,489
Loans and Bills Discounted	9,171,456	8,332,517	838,938	9,013,920
Foreign Exchanges	3,594	10,270	(6,676)	7,397
Other Assets	1,281,302	766,510	514,792	790,045
Premises and Equipment	111,630	107,638	3,991	106,826
Deferred Tax Assets	79,738	160,076	(80,337)	80,327
Goodwill	9,864	-	9,864	-
Customers' Liabilities for Acceptances and Guarantees	684,981	347,500	337,481	399,099
Reserve for Possible Loan Losses	(85,001)	(109,104)	24,102	(80,806)
Reserve for Losses on Investment Securities	-	(3,027)	3,027	(17,958)
Total Assets	17,486,782	15,142,145	2,344,636	15,908,374
Liabilities:				
Deposits	9,257,775	8,823,241	434,533	9,130,196
Negotiable Certificates of Deposit	1,969,339	997,833	971,506	1,487,025
Call Money and Bills Sold	290,735	60,507	230,228	301,937
Payables under Repurchase Agreements	950,319	1,169,091	(218,771)	936,658
Collateral for Lending Securities	234,287	362,349	(128,061)	53,507
Trading Liabilities	56,791	45,972	10,819	51,817
Borrowed Money	350,933	150,530	200,402	160,608
Foreign Exchanges	2	6,718	(6,716)	903
Corporate Bonds	398,600	366,200	32,400	388,100
Borrowed Money from Trust Account	1,568,760	1,449,591	119,169	1,473,736
Other Liabilities	681,340	480,092	201,248	515,675
Reserve for Employee Bonuses	2,639	1,084	1,555	4,371
Reserve for Employee Retirement Benefits	9,850	2,429	7,420	2,551
Deferred Tax Liabilities	1,266	245	1,021	40
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,630	(91)	6,613
Negative Goodwill	-	968	(968)	553
Acceptances and Guarantees	684,981	347,500	337,481	399,099
Total Liabilities	16,464,163	14,270,986	2,193,177	14,913,397
Minority Interest	108,182	91,075	17,106	85,250
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	(0)	240,472
Retained Earnings	285,014	194,532	90,482	279,966
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,522)	(111)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	115,799	72,110	43,689	116,628
Foreign Currency Translation Adjustment	(5,802)	(6,111)	309	(6,376)
Treasury Stock	(4,468)	(4,450)	(18)	(4,466)
Total Stockholders' Equity	914,435	780,084	134,351	909,726
Total Liabilities, Minority Interest and Stockholders' Equity	17,486,782	15,142,145	2,344,636	15,908,374

Consolidated Statements of Income

(Millions of Yen)

	Jun-05	Jun-04	Change	Mar-05
Ordinary Income:				
Trust Fees	9,140	9,435	(294)	71,316
Interest Income:	56,983	53,487	3,496	238,698
Interest on Loans and Discounts	31,231	29,005	2,226	120,203
Interest and Dividends on Securities	21,175	19,648	1,526	97,186
Fees and Commissions	20,648	16,536	4,111	88,466
Trading Revenue	464	359	105	4,239
Other Operating Income	68,081	1,443	66,638	46,861
Other Ordinary Income	28,209	7,534	20,674	51,367
Total Ordinary Income	183,527	88,796	94,731	500,949
Ordinary Expenses:				
Interest Expenses:	23,863	20,232	3,630	89,684
Interest on Deposits	11,297	7,205	4,092	33,003
Fees and Commissions	4,636	3,116	1,519	20,996
Trading Expenses	8	-	8	72
Other Operating Expenses	44,064	8,843	35,221	51,008
General and Administrative Expenses	41,256	33,552	7,703	138,239
Other Ordinary Expenses	30,603	6,052	24,551	66,787
Total Ordinary Expenses	144,433	71,798	72,634	366,788
Net Ordinary Income	39,094	16,997	22,096	134,161
Extraordinary Income	4,125	3,259	866	28,563
Extraordinary Expenses	109	1,153	(1,043)	4,869
Income before Income Taxes	43,109	19,103	24,006	157,854
Provision for Income Taxes:				
Current	1,542	245	1,297	1,981
Deferred	15,525	6,309	9,215	56,216
Minority Interest in Net Income	982	751	230	2,791
Net Income	25,059	11,796	13,263	96,865

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Jun-05	Jun-04	Change	Mar-05
(Capital Surplus)				
Balance at Beginning of the Period	240,472	240,437	35	240,437
Increase	-	35	(35)	35
Balance at End of the Period	240,472	240,472	(0)	240,472
(Retained Earnings)				
Balance at Beginning of the Period	279,966	192,150	87,816	192,150
Increase	25,142	12,083	13,058	97,524
Decrease	20,093	9,701	10,392	9,708
Balance at End of the Period	285,014	194,532	90,482	279,966

Non-Consolidated Balance Sheets

(Millions of Yen)

	Jun-05	Jun-04	Change	Mar-05
Assets:				
Cash and Due from Banks	475,414	402,194	73,220	429,308
Call Loans	145,317	193,153	(47,836)	45,557
Collateral for Borrowing Securities	30,128	2,924	27,203	-
Commercial Paper and Other Debt Purchased	234,754	115,832	118,921	219,282
Trading Assets	289,151	321,166	(32,014)	283,426
Money Held in Trust	12,157	2,000	10,157	2,000
Investment Securities	5,061,752	4,464,639	597,113	4,587,448
Loans and Bills Discounted	9,316,460	8,357,586	958,873	9,035,826
Foreign Exchanges	3,594	10,270	(6,676)	7,397
Other Assets	847,373	752,153	95,219	775,194
Premises and Equipment	94,992	96,857	(1,865)	96,126
Deferred Tax Assets	57,492	151,803	(94,310)	72,544
Customers' Liabilities for Acceptances and Guarantees	807,556	480,557	326,998	561,253
Reserve for Possible Loan Losses	(73,122)	(106,291)	33,169	(77,076)
Reserve for Losses on Investment Securities	(1,370)	(4,774)	3,403	(19,704)
Total Assets	17,301,652	15,240,073	2,061,578	16,018,584
Liabilities:				
Deposits	9,233,024	8,800,800	432,223	9,095,353
Negotiable Certificates of Deposit	1,969,589	1,001,429	968,159	1,495,995
Call Money	35,435	60,507	(25,071)	10,737
Payables under Repurchase Agreements	950,319	1,169,091	(218,771)	936,658
Collateral for Lending Securities	234,287	362,349	(128,061)	53,507
Bills Sold	255,300	-	255,300	291,200
Trading Liabilities	57,221	46,577	10,644	52,431
Borrowed Money	448,860	436,467	12,392	468,108
Foreign Exchanges	10,078	6,803	3,274	1,003
Corporate Bonds	192,700	162,700	30,000	162,700
Borrowed Money from Trust Account	1,568,760	1,449,591	119,169	1,473,736
Other Liabilities	625,186	469,860	155,325	502,390
Reserve for Employee Bonuses	923	885	38	3,546
Reserve for Employee Retirement Benefits	190	267	(77)	335
Deferred Tax Liabilities on Revaluation Reserve for Land	6,539	6,630	(91)	6,613
Acceptances and Guarantees	807,556	480,557	326,998	561,253
Total Liabilities	16,395,974	14,454,520	1,941,453	15,115,571
Stockholders' Equity:				
Capital Stock	287,053	287,053	-	287,053
Capital Surplus	240,472	240,472	(0)	240,472
Additional Paid-in Capital	240,472	240,472	-	240,472
Other Capital Surplus	-	0	(0)	-
Retained Earnings	272,282	195,329	76,953	269,167
Legal Retained Earnings	46,580	46,580	-	46,580
Voluntary Reserves	191,870	131,872	59,997	131,872
Unappropriated Profit at End of the Period	33,831	16,876	16,955	90,715
Net Income	23,095	10,881	12,214	84,700
Revaluation Reserve for Land, Net of Tax	(3,633)	(3,522)	(111)	(3,551)
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	113,971	70,671	43,300	114,337
Treasury Stock	(4,468)	(4,450)	(18)	(4,466)
Total Stockholders' Equity	905,677	785,553	120,124	903,013
Total Liabilities and Stockholders' Equity	17,301,652	15,240,073	2,061,578	16,018,584

Non-Consolidated Statements of Income and Retained Earnings

(Millions of Yen)

	Jun-05	Jun-04	Change	Mar-05
Ordinary Income:				
Trust Fees	9,140	9,435	(294)	71,316
Interest Income:	56,763	53,315	3,447	238,477
Interest on Loans and Discounts	31,300	29,060	2,240	120,298
Interest and Dividends on Securities	21,126	19,451	1,674	97,012
Fees and Commissions	15,642	11,047	4,595	72,405
Trading Revenue	464	359	105	4,239
Other Operating Income	18,136	1,444	16,691	46,858
Other Ordinary Income	27,265	8,410	18,855	45,176
Total Ordinary Income	127,412	84,012	43,400	478,474
Ordinary Expenses:				
Interest Expenses:	24,114	20,751	3,363	91,547
Interest on Deposits	10,997	7,083	3,914	32,366
Fees and Commissions	8,225	6,272	1,952	34,236
Trading Expenses	8	-	8	72
Other Operating Expenses	550	8,851	(8,301)	50,972
General and Administrative Expenses	29,649	27,769	1,880	115,260
Other Ordinary Expenses	29,982	5,873	24,109	65,797
Total Ordinary Expenses	92,530	69,518	23,012	357,886
Net Ordinary Income	34,882	14,494	20,388	120,587
Extraordinary Income	3,557	3,410	147	24,213
Extraordinary Expenses	96	1,150	(1,053)	4,800
Income before Income Taxes	38,343	16,754	21,589	140,000
Provision for Income Taxes:				
Current	20	20	-	85
Deferred	15,227	5,853	9,374	55,214
Net Income	23,095	10,881	12,214	84,700
Retained Earnings Brought Forward from Previous Year	10,654	5,708	4,946	5,708
Transfer from Revaluation Reserve for Land, Net of Tax	82	287	(204)	314
Deferential Loss on Disposal of Treasury Stock	1	-	1	7
Unappropriated Profit at End of the Period	33,831	16,876	16,955	90,715